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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2012 and 2011
(Dollars in thousands)

	March 31, 2012	March 31, 2011
	(Unaudited)
Earnings:
Net Income	$99,009	$69,384
Add:
Provision for income taxes	53,204	41,292
Fixed charges	395,501	410,489
Less:
Capitalized interest	(3,390)	(2,106)

Earnings as adjusted (A)	$544,324	$519,059

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$102	$175
Ratio of income before provision for income taxes to net income	154%	160%

Preferred dividend factor on pretax basis	157	280

Fixed Charges:
Interest expense	390,820	407,499
Capitalized interest	3,390	2,106
Interest factors of rents	1,291	884

Fixed charges as adjusted (B)	395,501	410,489

Fixed charges and preferred stock dividends (C)	$395,658	$410,769

Ratio of earnings to fixed charges ((A) divided by (B))	1.38x	1.26x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.38x	1.26x

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  EXHIBIT 12